FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July, 2008

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant's name into English)

Gran Vía, 28

28013 Madrid, Spain

3491-459-3050

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefonica- Share capital reduction	3

TELEFÓNICA, S.A., as provided in article 82 of the Spanish Stock Market Law (Ley del Mercado de Valores) hereby reports the following

SIGNIFICANT EVENT

Pursuant to the resolution adopted by the shareholders of TELEFÓNICA, S.A. at their Annual General Meeting of April 22nd, 2008, the Board of Directors has resolved to execute the capital reduction by the cancellation of own shares. The public deed of this share capital reduction has been registered in the Madrid Mercantile Registry (Registro Mercantil) on July 18th, 2008.

Therefore, 68,500,000 of the own shares of TELEFÓNICA, S.A. have been cancelled, reducing the company's share capital by the sum of 68,500,000 euros. This also means rewording Article 5 of the By-laws, relative to share capital, which now stands at 4,704,996,485 euros, made up of an equal number of ordinary shares, all of a single series and with a nominal value of one (1) euro per share, totally paid in.

This share capital reduction is being charged to discretionary reserves, and does not involve the return of contributions since the company itself is the owner of the cancelled shares. The purpose of the operation is to cancel the shares of treasury stock.

Madrid, July 21st, 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	July 21st, 2008	By:	/s/ Ramiro Sánchez de Lerín García- Ovies
			Name:	Ramiro Sánchez de Lerín García- Ovies
			Title:	General Secretary and Secretary to the Board of Directors